Exhibit 12

WashingtonFirst Bankshares, Inc.
Computation of Consolidated Ratio of Earnings to Combined Fixed Charges

	For the Year Ended December 31,
	2015	2014	2013	2012	2011
	(dollars in thousands)
Earnings:
Income before taxes	$18,724	$13,777	$8,966	$3,408	$4,401
Add: Interest expense, including deposits	9,211	7,219	6,130	4,949	5,009
Add: Estimated interest component of net rental expense	2,109	1,925	1,832	910	764
Total earnings including fixed charges	30,044	22,921	16,928	9,267	10,174

Fixed charges:
Interest on deposits	6,431	5,443	4,764	4,074	4,073
Interest on borrowings	2,780	1,776	1,366	875	936
Preferred stock dividend requirements (pre-tax)	113	235	252	271	1,143
Add: Estimated interest component of net rental expense	2,109	1,925	1,832	910	764
Total fixed charges	11,433	9,379	8,214	6,130	6,916

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax) (1)	2.63	2.44	2.06	1.51	1.47

Earnings, excluding interest on deposits:
Total earning including fixed charges	30,044	22,921	16,928	9,267	10,174
Less interest on deposits	6,431	5,443	4,764	4,074	4,073
Total earnings excluding interest on deposits	23,613	17,478	12,164	5,193	6,101

Fixed charges, excluding interest on deposits:
Total fixed charges	11,433	9,379	8,214	6,130	6,916
Less interest on deposits	6,431	5,443	4,764	4,074	4,073
Total fixed charges, excluding interest on deposits	5,002	3,936	3,450	2,056	2,843

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax), excluding interest on deposits (2)	4.72	4.44	3.53	2.53	2.15

(1) The ratio of earnings to fixed charges and preferred stock dividend requirement is computed by dividing (a) earnings including fixed charges by (b) total fixed charges.
(2) The ratio of earnings to fixed charges and preferred stock dividend requirement excluding interest on deposits is computed by dividing (a) total earnings excluding interest on deposits by (b) total fixed charges, excluding interest on deposits.